

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Andrew Khor Poh Kiang
President, Chief Executive Officer and Chairman
Lightscape Technologies, Inc.
2616 Willow Wren Dr.
North Las Vegas, Nevada 89084

> **Re: Lightscape Technologies, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 12, 2021**
> **File No. 000-30299**

Dear Mr. Khor Poh Kiang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Darian B. Andersen